October 6, 2006

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

>   **Re: Sun World Partners, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed September 27, 2006**
>   **File No. 333-132472**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide a currently dated and signed consent from your independent accountants in your amendment.

2.   In the event of a delay of effectiveness, please revise to provide updated financial information, as required by Item 310(g) of Regulation S-B.

The Company, page 4

3.   We note the disclosure in the first paragraph on page 4 that the share exchange agreement required you to raise $325,000. However, there does not appear to be such a requirement in the agreement. Please advise or revise. If there is such a

requirement, you should discuss the material effects if the requirement was not met.

Competition and Competitive Strategy, page 18

4.   We note your response to prior comment 2. Please tell us why you do not believe you are in competition with Bares Paw House of Art in Calgary.

Management's Discussion and Analysis of Financial Condition, page 21

5.   Although you indicate that administrative expenses in the periods were "relatively constant" we note that these expenses actually increased by approximately 15%. Please revise to disclose that fact and indicate the reasons for the increase.

6.   Please revise the second paragraph of the section to correct the typographical error for the amount of salaries and wages in 2005 from $28,904 to $28,094, which is the amount presented on the statement of operations.

Summary of Working Capital and Stockholders' Equity, page 23

7.   Please revise your discussions of both measures to also address how they were impacted by the increase in accounts payable and accrued liabilities to $19,671 at the 2006 fiscal year-end from $8,574 at the end of fiscal 2005.

Consolidated Statements of Cash Flows, page F-6

8.   We note the discussion on page 24 where you disclose that only $6,298 of the cash inflows from loans to related parties represents actual cash loans while the remaining $18,105 represents "the effects of rate changes on cash with respect to a loan from a related party."

        •   Explain clearly to us what you mean by the effects of rate changes on cash with respect to a loan from a related party.
        •   If you are referring to the effect of exchange rate changes on cash balances held in foreign currencies, please explain how your presentation complies with paragraphs 25 and 136 of SFAS 95, or revise the statement to comply.
        •   Revise to present the cash inflow from loan proceeds and the cash outflow for the loan payment separately on a gross basis in the statement, or explain how presentation complies with paragraphs 11 through 13A of SFAS 95.

        This comment also applies the similar amounts recorded in the year ended May 31, 2005.

9.   As we note that you are using the indirect method to determine net cash used in operating activities, please revise the caption currently labeled "Change in non-

cash working capital item" to read "Adjustments to reconcile net income (loss) to net cash used in operating activities." See the example provided in paragraph 132 of SFAS 95.

Statement of Stockholders' Deficit, page F-7

10.   Tell us what the 500,000 shares presented in the "Net effect of Recapitalization" caption represents. Provide us with sample journal entries that reflect how you accounted for the recapitalization.

Note 1 – Summary of Significant Accounting Policies, page F-8

11.   We note that you effected a 100 for 1 stock-split on October 31, 2005, where each shareholder received 100 shares for each share previously held. As US GAAP requires stock-splits to be retroactively reflected in your financial statements, with the objective of eliminating investor confusion, please revise the document to remove all share- and per share- amounts currently presented on a pre-split basis. We note, for example, the discussions on pages F-8, F-10, 32 and elsewhere.

12.   We note that you no longer include an accounting policy for "Goods and Services tax payable" as you did in prior filings. Please tell us why or revise to disclose your accounting policy for that liability.

Note 3 – Business combinations, page F-10

13.   Revise this note and the Organization section of Note 1 to clearly describe the transaction which was consummated on May 31, 2005, between the shareholders of the company and the former shareholders of Tiempo.

        • Explain clearly how you accounted for the transaction and why.
        • Discuss whether the company had any operations before that date.
        • Clearly describe the ownership percentage of each group of shareholders after the transaction and identify any shareholders who were shareholders of both the company and Tiempo prior to consummation of the transaction.

14.   Revise the document to eliminate all conflicting disclosure relating to your accounting for the transaction. For example, on page F-9 you state that the exchange was treated as a merger of entities under common control similar to a pooling of interests, while in this note you say that the shareholders of Tiempo acquired a controlling interest in the company. Further, on page 32 you describe the transaction as a reverse acquisition and on page F-7 you refer to a recapitalization.

15.   Revise the title of this Note, as applicable, to reflect the nature of the transaction.

Recent Sales of Unregistered Securities, page 32

16.   The disclosure in this section does not appear to be consistent with other sections of your document. For example, page 32 refers a 100 for 1 stock split in October 2005 to explain the increase to 5.5 million shares; however, as of May 31, 2005 there were 5.5 million shares outstanding per page F-7. Also, clarify how a 100 for 1 split results in an increase from five million shares to 5.5 million shares as you state on page 32.

17.   Please tell us why page F-7 refers to Class A shares yet the disclosure in the prospectus does not discuss such shares. Also, clarify whether the registration statement relates to common stock or Class A common shares.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                Martin James
                                                Senior Assistant Chief Accountant